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FILE NO: 55003.19
May 11, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 2 filed on April 7, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s response to comment 16 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 20, 2006. The Company intends to transmit a separate letter setting forth responses to the Staff’s remaining comments in the April 20, 2006 letter concurrently with the filing of Pre-Effective Amendment No. 3 to the Company’s Registration Statement, which the Company anticipates filing within the next two weeks.
For convenience of reference, comment 16 contained in your April 20, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Owen Pinkerton, Esq.
May 11, 2006

Form S-11
Note 1, Description of Business and Formation Transaction, page F-7
16.	We have considered your response included in your letter dated March 31, 2006 with respect to the accounting treatment applied to your formation transactions. Based on the facts and circumstances provided in your registration statement and response letters, we do not concur with your conclusion that the contribution of all of the net assets in ACC, LLC, ACM and ARV/ACC Engineering is a transaction without substance as contemplated in FTB 85-5 and Donna Coalliers’ staff speech in December 1997. As such, please explain to us in sufficient detail how you will analyze your formation transactions under SFAS 141. In your response, please also tell us the consideration given in determining whether ACC Inc. is substantive for purposes of identifying the accounting acquirer.

The Company respectfully informs the Staff that it has analyzed its formation transactions relative to the guidance promulgated by SFAS 141 and has concluded that its formation is the result of a single business combination involving more than two entities; i.e. ACC, Inc., ACC, L.L.C., ACM and, ARV/ACC Engineering. Since ACC, Inc. was formed for the purpose of issuing equity interests to effect the business combination, the Company does not believe that it was substantive for purposes of determining the accounting acquirer. Since ACC, Inc. was not substantive, the Company has determined that ACC, L.L.C. was the accounting acquirer. Although ACC, L.L.C. per se was not combined with ACC, Inc., substantially all of its operations, which meet the definition of a business, were contributed to ACC, Inc. as one of the planned series of integrated transactions that constitute the business combination. Since the business combination was largely conditioned on the contribution of all ACC, L.L.C.’s operations to ACC, Inc. and ACC, L.L.C. was irrevocably bound to contribute substantially all of its operations to ACC, Inc., the Company believes that ACC, L.L.C.’s operations should be viewed as a single business for purposes of determining the accounting acquirer. Although the closing dates on which ACC, L.L.C.’s membership interests in the Predecessor LLCs were contributed to ACC, Inc. occurred on varying dates, this was a planned series of integrated transactions that should be viewed for accounting purposes as a single business combination.

In reaching these conclusions, the Company has considered the following factors, among others:

ACC, Inc. Gained Effective Control of the Predecessor LLCs on June 30, 2005

ACC, L.L.C. initiated the formation of ACC, Inc. for the express purpose of combining the operations of ACC, L.L.C., ACM, ARV/ACC Engineering and acquiring the non-controlling membership interests in the Predecessor LLCs contemporaneous with a private equity offering. Subsequent to initiating the formation of ACC, Inc., ACC, L.L.C. simultaneously negotiated the acquisition terms and conditions with the non-controlling members of each of the Predecessor LLCs. Additionally, each of the resulting agreements pursuant to which the non-controlling members of the Predecessor LLCs agreed to contribute their interests to ACC, Inc. (collectively the “Contribution

Mr. Owen Pinkerton, Esq.
May 11, 2006

Agreements”) contained substantially identical terms and conditions. Moreover, the Contribution Agreements were concurrently executed on the same date — June 23, 2005 — at which time all members of the Predecessor LLCs became irrevocably bound to complete the acquisitions, subject to substantially similar conditions precedent to closing.
Of the conditions precedent to closing specified in the Contribution Agreements, only one condition represented a contingency — completion of ACC, Inc.’s private equity offering. As discussed in previous responses, all of the other conditions precedent to closing were normal and customary conditions that represented dependent performance obligations instead of contingencies, such as obtaining lender consents for the assumption of certain loans. ACC, Inc.’s private equity offering closed on June 30, 2005, at which time all members of the Predecessor LLCs became irrevocably bound to contribute their interests to ACC, Inc. Therefore, ACC, Inc. gained effective control of the Predecessor LLCs on this date as evidenced by the following considerations, among others:
•	As of June 30, 2005, ACC, Inc. became responsible for new leasing activity for each of the Predecessor LLCs, including the funding of all tenant improvement costs, tenant allowances, broker’s fees and commission costs incurred in connection with new leases.

•	As of June 30, 2005, ACC, Inc. became responsible for the funding of all capital improvement projects for each of the Predecessor LLCs.

•	As of June 30, 2005, the Predecessor LLCs became bound to conduct their businesses in a manner that protected the interests of ACC, Inc.

•	As of June 30, 2005, the members of ACC, L.L.C., which was the managing member for each of the Predecessor LLCs, became employees of ACC, Inc., thereby resulting in ACC, Inc. effectively serving as the managing member the Predecessor LLCs through the closing dates of the Contribution Agreements.

•	As of June 30, 2005, the property management agreements for each of the Predecessor LLCs were transferred to a wholly-owned subsidiary of ACC, Inc.
Basis for Determining that ACC, L.L.C. was the Accounting Acquiror Instead of ACM or ARV/ACC Engineering
Significant judgment must be exercised in determining the accounting acquirer since it is difficult to apply the criteria in paragraph 17 of SFAS 141, due to the identical ownership of ACC, L.L.C., ACM and ARV/ACC Engineering. In determining that ACC, L.L.C. was the accounting acquirer, the Company considered the following:
•	ACC, L.L.C. initiated the formation of ACC, Inc.

•	ACC, L.L.C. was the largest of the three companies.

Mr. Owen Pinkerton, Esq.
May 11, 2006

•	All significant decisions related to the operations of the Predecessor LLCs and the communications with investors were conducted by ACC, L.L.C.

•	ACM and ARV/ACC Engineering were ancillary businesses to the operations of ACC, L.L.C.
Consistent with the preceding conclusions and considerations, the Company intends to revise its basis of accounting to account for its formation transactions as a business combination involving more than two entities, in accordance with the provisions of SFAS 141. In this regard, the Company intends to apply purchase accounting as follows:
•	ACC, L.L.C. will be the accounting acquirer, thus the contribution of ACC, L.L.C.’s managing-member interests in the Predecessor LLCs to ACC, Inc. in exchange for shares of common stock will be recorded at their historical carrying values.

•	The acquisition of the non-controlling member interests in the Predecessor LLCs, including the interests held by the Company’s founders, by ACC, Inc. in exchange for cash and shares of common stock will be recorded at the date of each closing and will be recorded as a purchase of non-controlling interests at an amount equal to the purchase consideration, which will be allocated to the identifiable assets acquired and liabilities assumed based on their fair values.

•	The acquisition of the purchase, property management, maintenance and engineering agreements held by ACM and ARV/ACC Engineering by ACC, Inc. in exchange of shares of common stock will be recorded as a purchase of a business at an amount equal to the purchase consideration, which will be allocated to the identifiable assets acquired and liabilities assumed based on their fair values.

Mr. Owen Pinkerton, Esq.
May 11, 2006

•	Since the operations of ACC, L.L.C. is the business deemed to be the accounting acquirer, the historical consolidated financial statements for periods prior to the business combination will be those of ACC, L.L.C., which consolidate the accounts of the Predecessor LLCs in accordance with Emerging Issues Task Force Issue 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights’’, and present the non-controlling member interests in the Predecessor LLCs, including the interests held by the Company’s founders, as minority interests.

•	Common stock and related per share data prior to the business combination will be restated to reflect the stock issued by ACC, Inc. to ACC, L.L.C. as a recapitalization at the beginning of the earliest period presented.
The Company is cognizant of the requirements of Rule 3-05 of Regulation S-X as they relate to ACM and ARV/ACC Engineering. However, since the financial statements of these entities do not meet the significant subsidiary requirements set forth in Rule 1-02(w) of Regulation S-X, the Company does not believe it is required to file such financial statements.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall